UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

 Commission File Number: 001- 41426

Nano Labs Ltd

(Exact name of registrant as specified in its charter)

30th Floor, Dikaiyinzuo

No. 29, East Jiefang Road,

Hangzhou, Zhejiang

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K/A of Nano Labs Ltd (the “Company”) amends the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 25, 2024, which contains the Company’s announcement of results of its extraordinary general meeting of shareholders to implement a share consolidation to its ordinary shares (the “Press Release”), in order to supplement the effective date of the share consolidation on January 31, 2024. The change is contained in the updated press release, attached hereto as Exhibit 99.1 and shall replace and supersede the previously furnished Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Labs Ltd

Date: January 31, 2024

	By:	/s/ Jianpqing Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release

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